UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2012
Commission File Number: 001-35370

Luxfer Holdings PLC (Name of registrant) Anchorage Gateway Anchorage Quay Salford M50 3XE England (Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑  Form 40-F ☐
--

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____
--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐     No ☑
--

LUXFER HOLDINGS PLC

SALFORD, England—(12th November 2012)—Luxfer Group (NYSE:LXFR), a global materials technology company, today issued its unaudited financial results for the three-month and nine-month periods ended September 30, 2012.

FINANCIAL HIGHLIGHTS (Unaudited)

	Three-month periods- ended September 30,		Nine-month periods- ended September 30,
	2012	2011	2012	2011
Net revenue Rare earth chemical surcharge Revenue	$109.2m $5.3m $114.5m	$113.2m $28.0m $141.2m	$345.4m $36.2m $381.6m	$332.2m $52.7m $384.9m
Trading profit Trading margin	$16.4m 14.3%	$21.2m 15.0%	$52.7m 13.8%	$51.5m 13.4%
Net income Net income margin	$10.5m 9.2%	$14.2m 10.1%	$32.5m 8.5%	$32.2m 8.4%
Adjusted net income (1) Adjusted net income margin	$10.2m 8.9%	$13.2m 9.3%	$32.3m 8.5%	$31.3m 8.1%
Adjusted EBITDA (2) Adjusted EBITDA margin	$20.0m 17.5%	$24.8m 17.6%	$63.5m 16.6%	$62.2m 16.2%
Pro forma earnings per share (3) Equivalent per American Depositary Share (“ADS”)	$0.78 $0.39	$1.06 $0.53	$2.43 $1.21	$2.41 $1.20
Net cash inflow/(outflow) from operating activities	$6.8m	$3.7m	$51.7m	$(3.4)m
Net Debt	$88.2m	$129.8m	$88.2m	$129.8m

(1)
Adjusted net income consists of net income adjusted for the post tax impact of other income (expense) items. A reconciliation to net income is disclosed in Note 5 to the interim consolidated financial statements “Reconciliation of non-GAAP measures”.

(2)
Adjusted EBITDA consists of profit for the period before tax expense, interest items, other income (expense) items and depreciation and amortization. A reconciliation to net income is disclosed in Note 5 to the interim consolidated financial statements “Reconciliation of non-GAAP measures”.

(3)
Pro forma earnings per share is calculated by dividing the profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding in the period, as adjusted for the Initial Public Offering, as shown in Note 6 to the interim consolidated financial statements “Earnings per share”.

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALITY 1

COMMENTARY FOR THE THREE-MONTH AND NINE-MONTH PERIODS-ENDED SEPTEMBER 30, 2012

INTRODUCTION

Third-quarter net revenue, which excludes rare earth chemical surcharges of $5.3 million, was $109.2 million, down $4.0 million from net revenue of $113.2 million for the same period in 2011. Lower European automotive demand impacted our Elektron division’s revenue with underlying revenue, excluding translation and the impact of rare earth surcharges, down 8.2%. However, the impact was partly offset by growing sales for high-performance magnesium alloys and new zirconium industrial chemical catalysis products (“Chemcat”), both of key strategic importance to Luxfer Group going forward. Chemcat revenue grew 66% with sales of $1.5 million for the quarter, representing, we believe, on-going commercial applications rather than just prototype material.

The Gas Cylinders division’s revenue grew in the quarter by 4.5%, driven by rising composite cylinder sales and higher demand and revenues in medical oxygen and compressed natural gas (“CNG”) alternative fuel markets. This progress was in keeping with profit improvement plans for the division.

2011 profitability was significantly skewed to the third quarter of that year because of some exceptional gains in that quarter, but profits in 2012 have been much more consistent. Overall adjusted EBITDA at $20.0 million for the quarter was as expected, and the trading profit of $16.4 million represented a trading margin of 14.3%. The adjusted EBITDA margin was 17.5%.  Adjusted net income was $10.2 million, which represents a margin on sales revenue of 8.9%, above the average for the year of 8.5%.

CEO COMMENTARY

Brian Purves, Chief Executive, Luxfer Holdings PLC, commented:

“Our Q3 of 2012 results are in line with our expectations and consistent with trading profit margins in the first half of this year, with comparisons to prior year distorted by the exceptional gains made in Q3 of 2011. Strategically we made significant progress in this third quarter of 2012, with good progress in sales of industrial catalyst products, and the acquisition of Dynetek Industries, which strengthens our global position in the growing market for alternative fuel gas containment. At a time when many industrial markets and economies remain in or close to recession, we are sowing seeds for future growth and profitability. We expect the recent successful Initial Public Offering on the New York Stock Exchange provides Luxfer with the financial firepower to commercialize the wide range of new products and technologies that we hope to bring to the market in the next few years.”

FORWARD LOOKING STATEMENTS

This report contains forward-looking statements.
Examples of such forward-looking statements include, but are not limited to:

(i) statements regarding the Group’s results of operations and financial condition,
(ii) statements of plans, objectives or goals of the Group or its management, including those related to financing, products or services,
(iii) statements of future economic performance and
(iv) statements of assumptions underlying such statements.  Words such as “believes”, “anticipates”, “expects”, “intends”, “forecasts” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved.  The Group cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to:

(i) future revenues being lower than expected; (ii) increasing competitive pressures in the industry; (iii) general economic conditions or conditions affecting demand for the services offered by us in the markets in which we operate, both domestically and internationally, being less favorable than expected; (iv) the significant amount of indebtedness we have incurred and may incur and the obligations to service such indebtedness and to comply with the covenants contained therein; (v) contractual restrictions on the ability of Luxfer Holdings PLC to receive dividends or loans from certain of its subsidiaries; (vi) fluctuations in the price of raw materials and utilities; (vii) currency fluctuations and hedging risks; and (viii) worldwide economic and business conditions and conditions in the industries in which we operate.

The Group cautions that the foregoing list of important factors is not exhaustive. These factors are more fully discussed in the sections “Forward-Looking Statements” and “Risk Factors” in our prospectus dated October 3, 2012 filed with the U.S. Securities and Exchange Commission. When relying on forward-looking statements to make decisions with respect to the Group, investors and others should carefully consider the foregoing factors and other uncertainties and events.  Such forward-looking statements speak only as of the date on which they are made, and the Group does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALITY 2

INVESTOR PRESENTATION AND CONFERENCE CALL

Luxfer Group will conduct a presentation and conference call on November 13, 2012, at 8:30 a.m. U.S. Eastern Time to discuss the financial results for its third quarter ended September 30, 2012. The U.S. dial-in number is 877 341 8545, and the non-U.S. dial-in number is +1 908 982 4601. The conference ID is 68332278.

Presentation slides for the conference call will also be available via this Internet link: https://event.webcasts.com/starthere.jsp?ei=1010372

CONTACTS

Investor questions should initially be directed to:

Andy Beaden, Group Finance Director
UK Telephone number +44 (0) 161 300 0620 or
Email: andy.beaden@luxfer.com

News Agency Communications directed to:

Dan Stracner
U.S. Telephone number +1 951 341 2375 or
Email: dan.stracner@luxfer.net

ABOUT LUXFER GROUP

Luxfer is a global materials technology company specializing in the design and manufacture of high-performance materials, components and gas cylinders for environmental, healthcare, protection and specialty end-markets. Luxfer customers include both end-users of its products and manufacturers that incorporate Luxfer products into finished goods.

Luxfer products include highly specialized magnesium alloys, powders, extrusions, plate and rolled sheet used in industrial, aerospace, automotive, defense and medical applications; photo-sensitive magnesium plates used to produce luxury packaging and greeting cards; zirconium chemicals used in automotive and industrial catalysts, filters, electro-ceramics and dental ceramics; high-pressure aluminum and composite gas cylinders used to contain medical oxygen, breathing air for firefighters and other first-responders, compressed natural gas for alternative-fuel vehicles and specialty gases for microchip and electronics manufacturing; and metal panels “superformed” into complex shapes for aerospace, automotive, rail, medical and architectural applications. For more information, visit www.luxfer.com.

Luxfer Group is listed on the New York Stock Exchange and trades under the symbol “LXFR”.

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALITY 3

TRADING STATEMENT FOR THE THREE-MONTH AND NINE-MONTH PERIODS-ENDED SEPTEMBER 30, 2012

BUSINESS REVIEW

Third-quarter Results

Luxfer Group revenue in the quarter was $114.5 million and, excluding rare earth chemical surcharges, net revenue was $109.2 million. This represents an underlying reduction in net revenue of -1.9% or $2.1 million, when adjusting for a $1.9 million negative impact due to adverse translation exchange rate changes. On a statutory reported basis, revenue was down -18.9%, reflecting a -1.5% negative impact relating to the translation of revenue of non-U.S. operations into U.S. dollars and a -15.9% negative impact on revenue relating to the reduction in the surcharge levied to recover increased rare earth costs.

While trading conditions remained challenging in the third quarter, particularly because of reduced demand from the European automotive sector, demand grew for our composite cylinders, high-performance magnesium alloys and industrial catalyst products.

Though revenues were lower than expected, trading profit in the quarter of $16.4 million is consistent with our expectations for the period and is $4.8 million, or -22.7%, less than the $21.2 million trading profit for the third quarter of 2011. A combination of unique circumstances in the third quarter of 2011 resulted in some exceptional gains and therefore an unusually high trading profit. As we previously stated, this quarter was not indicative of on-going organic growth expectations. Trading profit for the third quarter of 2012 exceeded all other quarters in 2011, as well as the 2010 third-quarter trading profit of $12.1 million.

Divisional Analysis of Revenue and Trading Profit

	THIRD QUARTER 2012			THIRD QUARTER 2011
	Gas			Gas
	Cylinders	Elektron	Group	Cylinders	Elektron	Group
	$M	$M	$M	$M	$M	$M
Revenue	57.5	57.0	114.5	55.9	85.3	141.2
Trading profit	4.0	12.4	16.4	1.6	19.6	21.2
Return on Sales%	7.0%	21.8%	14.3%	2.9%	23.0%	15.0%

Gas Cylinders

The Gas Cylinder division’s revenue was $57.5 million in the third quarter of 2012, an increase of $1.6 million from the $55.9 million in the third quarter of 2011. Excluding the $0.9 million adverse impact of exchange rate translation, organic revenue grew by $2.5 million or 4.5% over the third quarter of 2011.

Our strategy of improving the sales mix in traditional aluminum cylinder markets continued in the third quarter of 2012, and while overall unit volumes of aluminum cylinders were lower by -15% compared to the equivalent period of 2011, the change in sales mix resulted in a revenue increase of 2.5% over the same period. We saw strong demand for aluminum cylinders in U.S. beverage and industrial sectors and increased sales of our higher-pressure L7X® cylinders into the European medical market.

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALITY 4

Globally, sales volumes of composite cylinders increased by 14% in the third quarter of 2012 compared to the same period in 2011, and revenue was up 16% with growth in both the U.S. and Europe. Demand for composite cylinders in the healthcare sector remains particularly strong. Sales of our patented L7X® composite cylinders in Europe more than doubled compared to the third quarter of 2011 as UK home oxygen providers purchased additional units to support new National Health Service contracts. Sales volumes of large composite cylinders used in alternative fuel vehicle systems were up 8% in the third quarter of 2012 compared to the prior year. This increase excludes any new volumes from Dynetek Industries, which Luxfer acquired towards the end of the quarter.

Component sales at Superform were down in the third quarter of 2012 compared to the third quarter of 2011 due to lower demand from automotive and rail sectors in Europe, but the drop was partially offset by increased demand from U.S. civil and military aerospace sectors.

The Gas Cylinder division’s third quarter trading profit of $4.0 million in 2012 represents a significant increase of $2.4 million, or 150%, over the $1.6 million trading profit in the third quarter of 2011. Increased sales volumes, sales mix improvements and higher selling prices raised trading profit by $2.3 million in the quarter. A $0.3 million increase in retirement benefit charges was allocated to the Gas Cylinders division in the quarter compared to the equivalent period of 2011, but other costs decreased by $0.4 million in the same period.

Elektron

The Elektron division’s revenue was $57.0 million in the third quarter of 2012, a decrease of $28.3 million from $85.3 million in the third quarter of 2011. The major change was in the scale of rare earth surcharges. During the third quarter of 2012, the average Asian Metal Index quoted price for Cerium Carbonate (oxide contained) was $37 per kilo. By comparison, the equivalent price for the third quarter of 2011 was an extraordinary $230 per kilo. As a result of this cost decrease, the surcharge levied on customers to recover increased rare earth costs fell sharply to $5.3 million in the third quarter of 2012 from the $28.0 million levied in the third quarter of 2011, a reduction of $22.7 million. Unfavorable exchange rate translation also impacted revenue quarter on quarter by $1.2 million. Underlying revenue in the third quarter of 2012, excluding translation and the impact of rare earth surcharges, was $4.6 million less than the third quarter of 2011, an 8.2% decrease.

Underlying zirconium volumes in the third quarter of 2012 were -11% less than in the third quarter of 2011. Quarter-on-quarter sales volumes of our auto-catalyst products were down -25%, mainly as a consequence of lower demand from the European automotive market. Offsetting this reduction were increased sales volumes of industrial catalysts and ceramic oxides. Magnesium volumes were also down -11% in the third quarter of 2012, primarily due to weaker demand for high-volume but lower-grade recycle and commercial-type products, also mainly used in automotive applications which have little profit impact. Of greater strategic importance were sales of our lightweight specialist magnesium alloys and high-performance powders, which increased quarter on quarter by 6% and 10%, respectively.

The Elektron division’s trading profit of $12.4 million for the third quarter of 2012 was $7.2 million less than the exceptional trading profit of $19.6 million for the third quarter of 2011, which was not indicative of management’s ongoing organic growth expectations. Changes in exchange rates used to translate segment profit into U.S. dollars resulted in a $0.1 million adverse third-quarter impact in 2012.

Lower volumes and other sales and purchase cost movements reduced overall trading profit by $6.0 million in the third quarter of 2012 compared to the prior year. As might be expected, it became difficult to recover all our historic rare earth costs, as spot prices fell. Foreign exchange transaction rates on sales and purchases had a positive quarter-on-quarter effect of $0.3 million, net of the benefit of utilizing foreign exchange derivative contracts. An additional retirement benefit charge of $0.3 million was allocated to the Elektron division in the third quarter of 2012 compared to the same period in 2011, and other costs increased by $1.1 million over the same period.

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALITY 5

Operating Profit to Net Income for the Period

Operating profit was $16.4 million compared to $22.8 million for the third quarter of 2011. In addition to changes outlined in trading profit, operating profit in 2011 included a $1.6 million exceptional gain on one- off changes made to the main UK pension scheme in that quarter.

Other income and expenses in the quarter were a gain of $0.3 million (2011: expense of $0.1 million) resulting from Luxfer’s acquisition of Dynetek Industries in September 2012. We have performed an initial fair value exercise indicating that the value of assets acquired is $0.3 million higher than the consideration paid to selling shareholders plus the acquisition costs. Valuation work is still ongoing, and this analysis is subject to potential further revisions in the fourth-quarter and year-end audit process. Currently no formal evaluation of the fair value of Dynetek’s intangible assets has been performed. Additional analysis of the acquisition can be found in Note 11 to the interim consolidated financial statements.

The net interest charge fell to $1.5 million (2011: $2.3 million) for the third quarter, a result of lower borrowing levels. With the fall in rare earth costs and the related surcharge, working capital was reduced and, in turn, our borrowing costs fell. Part of the surcharge levied in 2011 had been to recover this additional financing cost.

Profit on Operation before tax was $15.2 million in the third quarter of 2012 (2011: $20.4 million). Tax expense was $4.7 million (2011: $6.2 million), giving an effective quarterly rate of tax of 30.9% (2011: 30.4%).

Net Income in the period was $10.5 million (2011: $14.2 million). Adjusting for non-trading exceptional items (being certain acquisition, disposal, rationalization and one-off pension costs), Adjusted net income was $10.2 million (2011: $13.2 million).

Cash Flow and Net Debt

There was a $6.8 million net cash inflow from operating activities in the quarter compared with an inflow of $3.7 million in the third quarter of 2011. Purchases of property, plant and equipment resulted in a cash outflow of $4.2 million (2011: $5.5 million). During the quarter Luxfer Group acquired Dynetek Industries Limited for a cash consideration of $11.0 million (net of cash acquired).  In addition, approximately $1 million of acquisition expenses will be paid in the fourth quarter. A third-quarter $3.8 million cash outflow was paid in shareholder dividends.

Luxfer Group had $20.5 million of cash and cash equivalents as at September 30, 2012, compared to an equivalent figure of $8.3 million as at September 30, 2011. As at September 30, 2012, net debt had been reduced to $88.2 million from $129.8 million as at September 30, 2011.

Pro Forma Balance Sheet in Relation to the Initial Public Offering

Included in this report is a pro forma balance sheet to help demonstrate the impact of the Initial Public Offering as if all transactions had occurred as at September 30, 2012, rather than the actual listing date of October 3, 2012, and settlement date of October 9, 2012. On October 31, 2012, we repaid our term loan debt (drawn through our Senior Facilities Agreement) out of the net proceeds of the offering, and in the pro forma analysis, this transaction has also been presented as if it occurred as at September 30, 2012. An explanation of the preparation of this pro forma balance sheet is found in Note 10 to the interim consolidated financial statements.

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALITY 6

Nine-Month Period-Ended 30 September 2012

Reported revenues for the nine-month period were $381.6 million compared to $384.9 million for the same period of 2011. Excluding an adverse translation impact of $6.4 million and movement in the rare earth surcharge levied, a reduction of $16.5 million at constant exchange rates, underlying revenue grew $19.6 million, or 6.0%, in the first nine months of 2012 compared with 2011.

Reported trading profit for the nine-month period was $52.7 million compared to $51.5 million for the equivalent period of 2011, up 2.3%. Due to the exceptional profit made in the third quarter of 2011, the Elektron division’s trading profit of $41.2 million was down 6%. However, our Gas Cylinders division’s strong nine-month trading profit of $11.5 million was up 49% compared to 2011.

Other income in the period was $0.2 million (2011: expense of $0.2 million), and there was a net interest charge of $5.1 million in the same period (2011: $7.0 million). Profit on operations before tax was $47.8 million in the first nine months of 2012 (2011: $45.9 million). Tax expense was $15.3 million in the first nine months of 2012 (2011: $13.7 million), giving an effective rate of tax of 32.0% for the period (2011: 29.8%). Net income in the first nine months of 2012 was $32.5 million compared to $32.2 million for the first nine months of 2011. Adjusted Net Income (see Note 5) was $32.3 million, up 3.2% on $31.3 million for 2011.

A net cash inflow from operating activities of $51.7 million occurred in the first nine months of 2012 compared to an outflow of $3.4 million in the comparable period of 2011, an increase in cash generation of $55.1 million.

Outlook

Two key markets: European automotive and U.S. defense, are weak and given current uncertain economic conditions are likely to remain so for some time.  Despite this, we still expect to deliver better  trading profits for our current businesses in 2012 than in any prior year. These two markets mainly impact our Elektron division, and so we are not expecting much improvement in Elektron’s results until well into 2013, when the European automotive market may be expected to bounce back, or early 2014 when development projects are targeted to stimulate sales growth. The Cylinders and Superform businesses, however, are enjoying good growth in sales and profits, and we expect to see opportunities for our Gas Cylinders division to make a further significant improvement in 2013, taking the Group results forward, with higher revenue and trading profit.

Rare earth prices have fallen significantly in 2012 and managing material inventories while market prices are falling carries more risk than when they are rising. A return to relative stability at affordable prices is to be welcomed, given that several of our development products contain these materials in varying degrees.

As acquired, Dynetek was a loss-making business, and so the short-term impact will be negative, but we are making good progress towards turning the finances of that business around, and the alternative fuel market is expected to be quite buoyant in Q4 2012 and throughout 2013.

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALITY 7

CONSOLIDATED INTERIM INCOME STATEMENT FOR THE THREE- MONTH AND NINE-MONTH PERIODS-ENDED SEPTEMBER 30, 2012 AND 2011 (Unaudited)

		For the three-month		For the nine-month
		periods-ended September 30,		periods-ended September 30,
		2012	2011	2012	2011
CONTINUING OPERATIONS	Notes	$M	$M	$M	$M
REVENUE	2	114.5	141.2	381.6	384.9
Cost of sales		(84.9)	(104.5)	(286.8)	(290.3)
Gross profit		29.6	36.7	94.8	94.6

Other Income		-	-	-	0.8
Distribution costs		(1.6)	(1.6)	(5.0)	(5.8)
Administrative expenses		(11.6)	(13.9)	(37.1)	(38.0)
Share of start-up costs of joint venture		-	-	-	(0.1)

TRADING PROFIT	2	16.4	21.2	52.7	51.5
Restructuring and other income (expense)	4	-	1.6	-	1.6

OPERATING PROFIT		16.4	22.8	52.7	53.1

Other income (expense)
Gain on acquisition	4	0.3	-	0.3	-
Disposal costs of intellectual property	4	-	(0.1)	(0.1)	(0.2)
Interest received		0.1	-	0.1	0.1
Finance costs
Interest costs		(1.6)	(2.3)	(5.2)	(7.1)

PROFIT ON OPERATIONS BEFORE TAXATION		15.2	20.4	47.8	45.9
Tax expense		(4.7)	(6.2)	(15.3)	(13.7)

NET INCOME FOR THE PERIOD		10.5	14.2	32.5	32.2

Attributable to:
Equity shareholders		10.5	14.2	32.5	32.2

Pro forma earnings per share:
Basic
Unadjusted	6	$0.78	$1.06	$2.43	$2.41
Diluted
Unadjusted	6	$0.78	$1.05	$2.41	$2.39

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALITY 8

CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME FOR THE THREE-MONTH AND NINE-MONTH PERIODS-ENDED SEPTEMBER 30, 2012 AND 2011 (Unaudited)

	For the three-month		For the nine-month
	periods-ended September 30,		periods-ended September 30,
	2012	2011	2012	2011
	$M	$M	$M	$M
Profit for the period	10.5	14.2	32.5	32.2

Other comprehensive income movements:
Exchange differences on translation of foreign operations	2.3	(4.3)	1.7	(3.9)

Fair value movements in cash flow hedges	0.9	0.5	(0.5)	0.3
Transfers to income statement on cash flow hedges	0.1	0.2	0.4	(0.3)
Deferred tax on cash flow hedges	(0.3)	-	-	-
Hedge accounting income adjustments	0.7	0.7	(0.1)	-

Actuarial (losses)/gains on defined benefit retirement plan	2.4	(49.3)	(2.7)	(42.4)
Deferred tax on items taken to other comprehensive income	(1.1)	14.0	(0.2)	11.8
Retirement benefit expenses	1.3	(35.3)	(2.9)	(30.6)

Total other comprehensive income movements for the period	4.3	(38.9)	(1.3)	(34.5)
Total comprehensive income for the period	14.8	(24.7)	31.2	(2.3)

Attributed to:
Equity shareholders	14.8	(24.7)	31.2	(2.3)

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALITY 9

CONSOLIDATED INTERIM BALANCE SHEET AS OF SEPTEMBER 30, 2012, SEPTEMBER 30, 2011 AND DECEMBER 31, 2011 (Unaudited)

					Pro forma
		September 30,	September 30,	December 31,	September 30,
		2012	2011	2011	2012
	Notes	$M	$M	$M	$M
ASSETS
Non-current assets
Property, plant and equipment		123.0	109.0	114.2	123.0
Intangible assets		38.2	37.0	37.0	38.2
Investments		0.9	0.3	0.5	0.9
Deferred tax assets		18.3	17.5	22.7	18.3
Other non-current assets		-	0.8	0.7	-
		180.4	164.6	175.1	180.4

Current assets
Inventories	7	89.5	102.5	100.6	89.5
Trade and other receivables		78.2	82.8	65.2	78.2
Income tax receivable		0.5	0.6	1.2	0.5
Cash and short term deposits		20.5	8.3	22.2	34.0
		188.7	194.2	189.2	202.2
TOTAL ASSETS		369.1	358.8	364.3	382.6
EQUITY AND LIABILITIES
Capital and reserves attributable to the Group’s equity holders
Ordinary share capital		19.6	19.6	19.6	25.2
Share premium account		-	-	-	55.1
Deferred share capital		150.9	150.9	150.9	150.9
Retained earnings		285.2	256.6	259.4	285.2
Own shares held by ESOP		(0.6)	(0.6)	(0.6)	(0.6)
Hedging reserve		0.6	0.1	0.7	0.6
Translation reserve		(29.7)	(29.9)	(31.4)	(29.7)
Merger reserve		(333.8)	(333.8)	(333.8)	(333.8)
Equity attributable to the equity holders of the parent		92.2	62.9	64.8	152.9
Total equity		92.2	62.9	64.8	152.9

Non-current liabilities
Bank and other loans		106.1	135.3	129.4	62.1
Retirement benefits	8	80.4	72.9	82.4	80.4
Provisions		2.8	2.6	3.1	2.8
		189.3	210.8	214.9	145.3

Current liabilities
Bank and other loans		3.2	2.8	3.1	-
Trade and other payables		79.0	77.4	79.3	79.0
Current income tax liabilities		3.0	2.3	0.2	3.0
Provisions		2.4	2.6	2.0	2.4
		87.6	85.1	84.6	84.4
Total liabilities		276.9	295.9	299.5	229.7
TOTAL EQUITY AND LIABILITIES		369.1	358.8	364.3	382.6

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALITY 10

CONSOLIDATED INTERIM CASH FLOW STATEMENT FOR THE THREE-MONTH AND NINE-MONTH PERIODS-ENDED SEPTEMBER 30, 2012 AND 2011 (Unaudited)

		For the three-month		For the nine-month
		periods-ended September 30,		periods-ended September 30,
		2012	2011	2012	2011
	Notes	$M	$M	$M	$M
RECONCILIATION OF CASH FLOWS FROM OPERATING ACTIVITIES
Profit for the period		10.5	14.2	32.5	32.2
Adjustments to reconcile net profit for the period to net cash from operating activities:
Income taxes		3.0	3.8	10.4	9.8
Deferred income taxes		1.7	2.4	4.9	3.9
Depreciation and amortization		3.6	3.6	10.8	10.7
Past service credit on retirement benefit obligations	4	-	(1.6)	-	(1.6)
Net finance costs		1.5	2.3	5.1	7.0
Disposal costs of intellectual property	4	-	0.1	0.1	0.2
Gain on acquisition	4	(0.3)	-	(0.3)	-
Share of start-up costs of joint venture		-	-	-	0.1
Changes in operating assets and liabilities:
Increase in receivables		(5.2)	(15.0)	(7.0)	(28.9)
(Increase)/Decrease in inventories		(0.2)	(8.4)	18.0	(26.1)
(Decrease)/Increase in payables		(2.1)	4.9	(8.7)	8.3
Movement in retirement benefit obligations		(2.2)	(0.4)	(7.3)	(2.6)
Accelerated deficit contributions into retirement benefit obligations		-	-	-	(7.2)
Increase/(Decrease) in provisions		0.1	0.1	-	(0.2)
Income tax paid		(3.6)	(2.3)	(6.8)	(9.0)
NET CASH FLOWS FROM OPERATING ACTIVITIES		6.8	3.7	51.7	(3.4)
Net cash inflow/(outflow) from continuing operating activities		6.8	3.8	51.7	(3.2)
Net cash outflow from discontinued operating activities		-	(0.1)	-	(0.2)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment		(4.2)	(5.5)	(10.0)	(11.3)
Investment in joint venture		-	-	(0.4)	-
Proceeds from sale of business (net of costs)		-	-	0.8	0.8
Purchase of business (net of cash acquired)	11	(11.0)	-	(11.0)	-
Disposal costs of intellectual property		-	(0.1)	(0.2)	(0.2)
NET CASH USED IN INVESTING ACTIVITIES		(15.2)	(5.6)	(20.8)	(10.7)
NET CASH FLOW BEFORE FINANCING		(8.4)	(1.9)	30.9	(14.1)
FINANCING ACTIVITIES
Interest paid on banking facilities		(0.4)	(0.2)	(1.4)	(0.7)
Interest paid on Senior Notes due 2012		-	-	-	(4.5)
Interest paid on Loan Notes due 2018		(0.9)	(1.0)	(3.0)	(1.0)
Interest received on Loan Note		-	-	-	0.1
Other interest received		0.1	-	0.1	-
Dividends paid	9	(3.8)	-	(3.8)	-
Draw down on previous banking facilities		-	-	-	27.7
Repayment of previous banking facilities		-	-	-	(38.5)
Draw down on new banking facilities and other loans		-	(8.7)	-	144.8
Repayment of Senior Notes due 2012		-	-	-	(109.8)
Redemption of preference shares		-	(0.1)	-	(0.1)
Repayment of new banking facilities and other loans		-	-	(25.6)	-
Payment of banking facilities and other loans – financing costs		-	(0.5)	-	(5.1)
NET CASH FLOWS FROM FINANCING ACTIVITIES		(5.0)	(10.5)	(33.7)	12.9
NET DECREASE IN CASH AND CASH EQUIVALENTS		(13.4)	(12.4)	(2.8)	(1.2)
Net decrease in cash and cash equivalents		(13.4)	(12.4)	(2.8)	(1.2)
Net foreign exchange differences		1.0	(0.2)	1.1	(0.8)
Cash and cash equivalents at beginning of period		32.9	20.9	22.2	10.3
Cash and cash equivalents at end of period		20.5	8.3	20.5	8.3

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALITY 11

CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY FOR THE THREE- MONTH AND NINE-MONTH PERIODS-ENDED SEPTEMBER 30, 2012 AND 2011 (Unaudited)

Three-month period-ended September 30, 2012

	Equity attributable to the equity holders of the parent
	Ordinary	Deferred	Own shares
	share	share	Retained	held by	Other	Total
	capital	capital	earnings	ESOP	reserves 1	equity
	$M	$M	$M	$M	$M	$M
At July 1, 2012	19.6	150.9	277.2	(0.6)	(365.9)	81.2
Net income for the period	-	-	10.5	-	-	10.5
Currency translation differences	-	-	-	-	2.3	2.3
Increase in fair value of cash flow hedges	-	-	-	-	0.9	0.9
Transfer to income statement on cash flow hedges	-	-	-	-	0.1	0.1
Actuarial gains and losses on pension plans	-	-	2.4	-	-	2.4
Deferred tax on items taken to other comprehensive income	-	-	(1.1)	-	(0.3)	(1.4)
Total comprehensive income for the period	-	-	11.8	-	3.0	14.8
Equity dividends	-	-	(3.8)	-	-	(3.8)
Other changes in equity in the year	-	-	(3.8)	-	-	(3.8)
At September 30, 2012	19.6	150.9	285.2	(0.6)	(362.9)	92.2

Nine-month period-ended September 30, 2012

	Equity attributable to the equity holders of the parent
	Ordinary	Deferred	Own shares
	share	share	Retained	held by	Other	Total
	capital	capital	earnings	ESOP	reserves 1	equity
	$M	$M	$M	$M	$M	$M
At January 1, 2012	19.6	150.9	259.4	(0.6)	(364.5)	64.8
Net income for the period	-	-	32.5	-	-	32.5
Currency translation differences	-	-	-	-	1.7	1.7
Decrease in fair value of cash flow hedges	-	-	-	-	(0.5)	(0.5)
Transfer to income statement on cash flow hedges	-	-	-	-	0.4	0.4
Actuarial gains and losses on pension plans	-	-	(2.7)	-	-	(2.7)
Deferred tax on items taken to other comprehensive income	-	-	(0.2)	-	-	(0.2)
Total comprehensive income for the period	-	-	29.6	-	1.6	31.2
Equity dividends	-	-	(3.8)	-	-	(3.8)
Other changes in equity in the year	-	-	(3.8)	-	-	(3.8)
At September 30, 2012	19.6	150.9	285.2	(0.6)	(362.9)	92.2

1	Other reserves include a hedging reserve of a gain of $0.6 million, a translation reserve of $29.7 million, and a merger reserve of $333.8 million.

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALITY 12

CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY FOR THE THREE- MONTH AND NINE-MONTH PERIODS-ENDED SEPTEMBER 30, 2012 AND 2011 (Continued) (Unaudited)

Three-month period-ended September 30, 2011

	Equity attributable to the equity holders of the parent
	Ordinary	Deferred	Own shares
	share	share	Retained	held by	Other	Total
	capital	capital	earnings	ESOP	reserves 2	equity
	$M	$M	$M	$M	$M	$M
At July 1, 2011	19.6	150.9	277.7	(0.6)	(360.0)	87.6
Net income for the period	-	-	14.2	-	-	14.2
Currency translation differences	-	-	-	-	(4.3)	(4.3)
Increase in fair value of cash flow hedges	-	-	-	-	0.5	0.5
Transfer to income statement on cash flow hedges	-	-	-	-	0.2	0.2
Actuarial gains and losses on pension plans	-	-	(49.3)	-	-	(49.3)
Deferred tax on items taken to other comprehensive income	-	-	14.0	-	-	14.0
Total comprehensive income for the period	-	-	(21.1)	-	(3.6)	(24.7)
At September 30, 2011	19.6	150.9	256.6	(0.6)	(363.6)	62.9

Nine-month period-ended September 30, 2011

	Equity attributable to the equity holders of the parent
	Ordinary	Deferred	Own shares
	share	share	Retained	held by	Other	Total
	capital	capital	earnings	ESOP	reserves 2	equity
	$M	$M	$M	$M	$M	$M
At January 1, 2011	19.6	150.9	255.0	(0.6)	(359.7)	65.2
Net income for the period	-	-	32.2	-	-	32.2
Currency translation differences	-	-	-	-	(3.9)	(3.9)
Increase in fair value of cash flow hedges	-	-	-	-	0.3	0.3
Transfer to income statement on cash flow hedges	-	-	-	-	(0.3)	(0.3)
Actuarial gains and losses on pension plans	-	-	(42.4)	-	-	(42.4)
Deferred tax on items taken to other comprehensive income	-	-	11.8	-	-	11.8
Total comprehensive income for the period	-	-	1.6	-	(3.9)	(2.3)
At September 30, 2011	19.6	150.9	256.6	(0.6)	(363.6)	62.9

2	Other reserves include a hedging reserve of a gain of $0.1 million, a translation reserve of $29.9 million and a merger reserve of $333.8 million.

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALITY 13

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE-MONTH AND NINE-MONTH PERIODS-ENDED SEPTEMBER 30, 2012 AND 2011 (Unaudited)

1. Basis of preparation and accounting policies

The unaudited condensed financial statements are interim consolidated financial statements for Luxfer Holdings PLC and its subsidiary undertakings (the “Group”) and have been prepared in accordance with IAS 34 Interim Financial Reporting.  They have been prepared using the same accounting policies and methods of computation as those disclosed in the preparation of the Group’s audited financial statements as at December 31, 2011. The financial information contained in this interim statement is unaudited, constitutes non-statutory accounts as defined in section 435 of the Companies Act 2006 and does not include all of the information and footnotes required by IFRS for full financial statements. They should be read in conjunction with the Group’s Annual Report and Accounts for December 31, 2011 and the U.S. dollar audited financial statements included in the Group’s prospectus dated October 3, 2012, filed with the U.S. Securities and Exchange Commission.  The Directors signed the statutory financial statements of Luxfer Holdings PLC for the year ended December 31, 2011, on March 27, 2012, and the auditors’ report thereon was unqualified and did not contain a statement under section 498 (2) or (3) of the Companies Act 2006. Operating results for the three-month and nine-month periods-ended September 30, 2012 are not necessarily indicative of the results that may be expected for the year ending December 31, 2012.

On October 9, 2012, the Group completed an Initial Public Offering (“IPO”) on the New York Stock Exchange. The IPO is a non-adjusting Post Balance Sheet Event (see Note 10) for these interim consolidated financial statements, and therefore the Board has prepared pro forma consolidated balance sheet to illustrate the effects of the IPO had the transaction and repayment of the term loan occurred on September 30, 2012. The purpose of the unaudited pro forma balance sheet is to provide an illustration of the accounting for elements of the IPO and the impact of the financial position of the Group. Note 10 “Post Balance Sheet Events” discloses the adjustments made to arrive at the pro forma consolidated balance sheet, and Note 6 “Earnings Per Share” discloses the adjustments made to arrive at the pro forma earnings per share.

For the purpose of the accompanying consolidated financial statements, subsequent events have been evaluated through to November 12, 2012, which is the date the financial statements were authorized by the board. The financial statements were issued on November 12, 2012.

Significant accounting policies

The accounting policies adopted in preparation of the interim financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2011, except for the following new and amended standards and interpretations during the year. Adoption of these revised standards and interpretations did not have any effect on the financial statements of the Group.

International Accounting Standards		Effective date
IAS 12	Income Taxes	January 1, 2012
IFRS 7	Financial Instruments: Disclosures	July 1, 2011

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALITY 14

1. Basis of preparation and accounting policies (continued)

New standards and amendments to standards not applied

The IASB has issued the following standards and amendments to standards with an effective date after the date of these financial statements:

International Accounting Standards		Effective date
IAS 1	Financial Statements Presentation	July 1, 2012
IAS 19	Employee Benefits (Amendment)	January 1, 2013
IAS 27	Separate Financial Statements (Revised)	January 1, 2013
IAS 28	Investments in Associates and Joint Ventures (Revised)	January 1, 2013
IAS 32	Financial Instruments: Presentation	January 1, 2014
IFRS 7	Financial Instruments: Disclosure	January 1, 2013
IFRS 9	Financial Instruments: Classification and Measurement	January 1, 2015
IFRS 10	Consolidated Financial Statements	January 1, 2013
IFRS 11	Joint Arrangements	January 1, 2013
IFRS 12	Disclosure of Involvement with Other Entities	January 1, 2013
IFRS 13	Fair Value Measurement	January 1, 2013

The Directors do not anticipate that the adoption of these standards and interpretations will have a material effect on the Group’s financial statements in the period of initial application, with the exception of the following amendment:

IAS 19 Employee Benefits

Under the amended standard, the charge to the income statement in relation to defined benefit costs will change, with only current year service costs being charged to operating profit and an interest expense calculated on the outstanding accounting deficit being charged to finance costs. Currently a net actuarial charge is made to operating profit based on the aggregation of the service cost, plus an expected interest cost on the liabilities, net of an expected return (or gain) on assets.  While it is difficult to predict the full impact in future periods of the change to IAS 19 (amended), due to changing actuarial assumptions and fund valuations, while the Group defined benefit plans remain in deficit, it is expected there will be increased net finance costs.  The new standard may also lead to a change in the amount credited or charged to Other Comprehensive Income, mainly in relation to where expected gains on plan assets are different to the discount rate used to calculate the finance cost charge on the deficit in the income statement.

The impact of the amendment to the standard if applied to the income statement for the nine-month period-ended September 30, 2012, would be to reduce profit before tax by $3.0 million, with a compensating credit to reserves.

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALITY 15

2. Revenue and segmental analysis

For management purposes, the Group is organized into two operational divisions, Gas Cylinders and Elektron. The tables below set out information on the results of these two reportable segments.

Management monitors the operating results of its divisions separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on trading profit or loss, defined as operating profit or loss before restructuring and other expense.

All inter-segment sales are made on an arm’s length basis.

REPORTING SEGMENTS:
	Unaudited				Unaudited
	three-month period-ended September 30, 2012				three-month period-ended September 30, 2011
	Gas			Continuing	Gas			Continuing
	Cylinders	Elektron	Unallocated	Activities	Cylinders	Elektron	Unallocated	Activities
	$M	$M	$M	$M	$M	$M	$M	$M
Revenue
Segment Revenue	57.5	57.3	-	114.8	55.9	85.5	-	141.4
Inter-segment sales	-	(0.3)	-	(0.3)	-	(0.2)	-	(0.2)
Sales to external customers	57.5	57.0	-	114.5	55.9	85.3	-	141.2
Result
Trading profit	4.0	12.4	-	16.4	1.6	19.6	-	21.2
Restructuring and other income (expense)	-	-	-	-	-	-	1.6	1.6
Operating profit	4.0	12.4	-	16.4	1.6	19.6	1.6	22.8
Gain on acquisition	0.3	-	-	0.3	-	-	-	-
Disposal costs of intellectual property (expense)	-	-	-	-	-	(0.1)	-	(0.1)
Net finance costs	-	-	(1.5)	(1.5)	-	-	(2.3)	(2.3)
Profit before tax	4.3	12.4	(1.5)	15.2	1.6	19.5	(0.7)	20.4
Tax expense				(4.7)				(6.2)
Net income for the period				10.5				14.2
Other segment information
Segment assets	165.5	156.8	46.8	369.1	136.0	186.7	36.1	358.8
Segment liabilities	(41.8)	(31.9)	(203.2)	(276.9)	(37.4)	(55.0)	(203.5)	(295.9)
Net assets/(liabilities)	123.7	124.9	(156.4)	92.2	98.6	131.7	(167.4)	62.9
Capital expenditure: Property, plant and equipment	2.1	2.3	-	4.4	1.8	3.8	-	5.6
Capital expenditure: Intangible assets	-	-	-	-	-	-	-	-
Depreciation and amortization	1.5	2.1	-	3.6	1.6	2.0	-	3.6

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALITY 16

2. Revenue and segmental analysis (continued)

	Unaudited				Unaudited
	nine-month period-ended September 30, 2012				nine-month period-ended September 30, 2011
	Gas			Continuing	Gas			Continuing
	Cylinders	Elektron	Unallocated	Activities	Cylinders	Elektron	Unallocated	Activities
					$M	$M	$M	$M
Revenue
Segment Revenue	175.6	206.3	-	381.9	166.3	218.9	-	385.2
Inter-segment sales	-	(0.3)	-	(0.3)	-	(0.3)	-	(0.3)
Sales to external customers	175.6	206.0	-	381.6	166.3	218.6	-	384.9
Result
Trading profit	11.5	41.2	-	52.7	7.7	43.8	-	51.5
Restructuring and other income (expense)	-	-	-	-	-	-	1.6	1.6
Operating profit	11.5	41.2	-	52.7	7.7	43.8	1.6	53.1
Gain on acquisition	0.3	-	-	0.3	-	-	-	-
Disposal costs of intellectual property (expense)	-	(0.1)	-	(0.1)	-	(0.2)	-	(0.2)
Net finance costs	-	-	(5.1)	(5.1)	-	-	(7.0)	(7.0)
Profit before tax	11.8	41.1	(5.1)	47.8	7.7	43.6	(5.4)	45.9
Tax expense				(15.3)				(13.7)
Net income for the period				32.5				32.2
Other segment information
Segment assets	165.5	156.8	46.8	369.1	136.0	186.7	36.1	358.8
Segment liabilities	(41.8)	(31.9)	(203.2)	(276.9)	(37.4)	(55.0)	(203.5)	(295.9)
Net assets/(liabilities)	123.7	124.9	(156.4)	92.2	98.6	131.7	(167.4)	62.9
Capital expenditure: Property, plant and equipment	4.4	5.3	-	9.7	3.1	7.4	-	10.5
Capital expenditure: Intangible assets	-	-	-	-	-	-	-	-
Depreciation and amortization	4.6	6.2	-	10.8	4.6	6.1	-	10.7

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALITY 17

3. Notes to Group cash flow statement

	For the three-month		For the nine-month
	periods-ended September 30,		periods-ended September 30,
	2012	2011	2012	2011
Reconciliation of net cash flow to movement in net debt	$M	$M	$M	$M
Decrease in net cash for the period	(13.4)	(12.4)	(2.8)	(1.2)
Cash inflow from draw down on previous banking facilities	-	-	-	(27.7)
Cash outflow from payment of previous short term bank debt	-	-	-	38.5
Cash outflow from payment of Senior Notes due 2012	-	-	-	109.8
Cash inflow from draw down of new long term debt	-	8.7	-	(144.8)
Cash outflow from repayment of new banking facilities and other loans	-	-	25.6	-
Change in net debt resulting from cash flows	(13.4)	(3.7)	22.8	(25.4)

Translation differences	0.5	1.1	0.1	(2.6)
Finance costs on bank facility and other loans	-	0.5	-	5.1
Amortization of Senior Notes due 2012 issue costs	-	-	-	(0.2)
Amortization of banking facilities and other loans finance costs	(0.3)	(0.6)	(0.8)	(1.1)
Movement in debt in the period	(13.2)	(2.7)	22.1	(24.2)

Net debt at the beginning of the period	(75.0)	(127.1)	(110.3)	(105.6)
Net debt at the end of the period	(88.2)	(129.8)	(88.2)	(129.8)

Net debt being represented as:
Non-current bank and other loans	(106.1)	(135.3)	(106.1)	(135.3)
Current bank and other loans	(3.2)	(2.8)	(3.2)	(2.8)
Less:
Cash and short term deposits	20.5	8.3	20.5	8.3
Deferred finance costs in trade and other receivables	0.6	-	0.6	-
Net debt at the end of the period	(88.2)	(129.8)	(88.2)	(129.8)

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALITY 18

4. Other income (expense) items

(a) Restructuring and other income (expense)
	For the three-month		For the nine-month
	periods-ended September 30,		periods-ended September 30,
	2012	2011	2012	2011
	$M	$M	$M	$M
Credited to Operating profit:
Past service credit on retirement benefit obligations	-	1.6	-	1.6
	-	1.6	-	1.6

(b) Non-operating income (expense)

	For the three-month		For the nine-month
	periods-ended September 30,		periods-ended September 30,
	2012	2011	2012	2011
	$M	$M	$M	$M
Credited/(charged) to Non-operating profit:
Gain on acquisition	0.3	-	0.3	-
Disposal costs of intellectual property	-	(0.1)	(0.1)	(0.2)
	0.3	(0.1)	0.2	(0.2)

Past service credit on retirement benefit obligations

For the three-month and nine-month periods-ended September 30, 2011, a credit of $1.6 million has been recognized in relation to pension plan changes undertaken by the Luxfer Group Pension Plan, with a corresponding reduction in the present value of the defined benefit obligations of the Pension Plan.

Disposal costs of intellectual property

For the three-month period-ended September 30, 2011, $0.1 million of costs have been incurred by the Elektron division in relation to the costs of disposal of intellectual property.

For the nine-month period-ended September 30, 2012, $0.1 million (September 30, 2011: $0.2 million) of costs have been incurred by the Elektron division in relation to the costs of disposal of intellectual property.

Gain on acquisition

For the three-month and nine-month periods-ended September 30, 2012, a gain of $0.3 million has been recognized by the Gas Cylinders division in relation to the acquisition of Dynetek Industries Limited. The gain is comprised of a negative goodwill credit on acquisition of $1.1 million less acquisition costs of $0.8 million, as further explained in Note 11.

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALITY 19

5. Reconciliation of non-GAAP measures

The following tables present a reconciliation of Adjusted net income and Adjusted EBITDA to net income for the period, the most comparable IFRS measure.

	For the three-month		For the nine-month
	periods-ended September 30,		periods-ended September 30,
	2012	2011	2012	2011
	$M	$M	$M	$M
Net income for the period	10.5	14.2	32.5	32.2
Disposal costs of intellectual property	-	0.1	0.1	0.2
Gain on acquisition	(0.3)	-	(0.3)	-
Past service credit on retirement benefit obligations	-	(1.6)	-	(1.6)
Tax thereon	-	0.5	-	0.5
Adjusted net income	10.2	13.2	32.3	31.3

Add back: Tax thereon	-	(0.5)	-	(0.5)
Tax expense	4.7	6.2	15.3	13.7
Interest costs	1.6	2.3	5.2	7.1
Interest received	(0.1)	-	(0.1)	(0.1)
Trading profit	16.4	21.2	52.7	51.5
Depreciation and amortization	3.6	3.6	10.8	10.7
Adjusted EBITDA	20.0	24.8	63.5	62.2

Management believes that Adjusted net income and Adjusted EBITDA are key performance indicators used by the investment community and that the presentation of these items will enhance an investor’s understanding of our results of operations. Adjusted net income and Adjusted EBITDA should not be considered in isolation by investors as an alternative to net income for the period, as an indicator of our operating performance or as a measure of our profitability.

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALITY 20

6. Earnings per share

The Group calculates earnings per share in accordance with IAS 33. Pro forma basic income per share is calculated based on the weighted average common shares outstanding for the period presented, as adjusted for the Initial Public Offering as described in Note 10 to the interim consolidated financial statements “Post Balance Sheet Events”. The weighted average number of shares outstanding is calculated by time-apportioning the shares outstanding during the period.

For the purpose of calculating diluted earnings per share, the weighted average number of ordinary shares outstanding during the period have been adjusted for the dilutive effects of all share options granted to employees.

	For the three-month		For the nine-month
	periods-ended September 30,		periods-ended September 30,
	2012	2011	2012	2011
	$M	$M	$M	$M
Basic earnings:
Basic earnings attributable to ordinary shareholders	10.5	14.2	32.5	32.2
Adjusted earnings:
Other restructuring income and expense (Note 4)	-	(1.6)	-	(1.6)
Other (income) expense:
Gain on acquisition	(0.3)	-	(0.3)	-
Disposal costs of intellectual property	-	0.1	0.1	0.2
Tax thereon	-	0.5	-	0.5
Adjusted earnings	10.2	13.2	32.3	31.3

Pro forma weighted average number of £1 ordinary shares:
Weighted average number of £1 ordinary shares	9,885,526	9,884,026	9,885,526	9,884,026
Additional shares issued in the initial public offering	3,500,000	3,500,000	3,500,000	3,500,000
For pro forma basic earnings per share	13,385,526	13,384,026	13,385,526	13,384,026
Exercise of share options	86,310	97,410	86,310	97,410
For pro forma diluted earnings per share	13,471,836	13,481,436	13,471,836	13,481,436

Pro forma earnings per share:
Basic
Adjusted	$0.76	$0.99	$2.41	$2.34
Unadjusted	$0.78	$1.06	$2.43	$2.41
Diluted
Adjusted	$0.76	$0.98	$2.40	$2.32
Unadjusted	$0.78	$1.05	$2.41	$2.39

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALITY 21

7. Inventories
	September 30,	September 30,	December 31,
	2012	2011	2011
	$M	$M	$M
Raw materials and consumables	28.9	38.5	35.0
Work in progress	26.1	28.3	28.8
Finished goods and goods for resale	34.5	35.7	36.8
	89.5	102.5	100.6

8. Retirement benefits

The principal defined benefit pension plan in the U.K. is the Luxfer Group Pension Plan. The Group’s other arrangements are less significant than the Luxfer Group Pension Plan, the largest being the BA Holdings Inc Pension Plan in the U.S.

The actuarial assumptions used to estimate the IAS 19 accounting position of the Group’s defined benefit pension plans have remained consistent with those adopted at December 31, 2011, but have been updated for market conditions at September 30, 2012.

The discount rate for the U.K. plan has decreased by 0.4% from 4.9% at December 31, 2011, to 4.5% at September 30, 2012. Long-term inflation expectations have decreased by 0.4% pa from 3.1% at December 31, 2011 to 2.7% at September 30, 2012. The combined effect of the changes has been to increase the projected benefit obligation by approximately $7 million. This has been offset by better-than-expected returns on U.K. plan assets of approximately $6 million.

In the U.S., the discount rate has decreased by 0.5% from 4.7% at December 31, 2011 to 4.2% at September 30, 2012. This has increased the projected benefit obligation by approximately $5 million. There were better-than-expected returns on U.S. plan assets of approximately $3 million.

The movement in the pension liability is shown below:

	For the three-month		For the nine-month
	periods-ended September 30,		periods-ended September 30,
	2012	2011	2012	2011
	$M	$M	$M	$M
Opening balance	83.2	26.1	82.4	41.2
Charged to the Income Statement	1.4	0.7	4.3	2.1
Past service credit on retirement benefit obligations (Note 4)	-	(1.6)	-	(1.6)
Contributions	(3.6)	(1.1)	(11.6)	(4.7)
Accelerated deficit contributions	-	-	-	(7.2)
(Credited)/charged to the Statement of Comprehensive Income	(2.4)	49.3	2.7	42.4
Exchange adjustments	1.8	(0.5)	2.6	0.7
Closing balance	80.4	72.9	80.4	72.9

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALITY 22

9. Dividends

The interim dividend for the first six months of 2012 of $3.8 million was paid on August 10, 2012. In October 2012, our board of directors declared an interim dividend for the third quarter of 2012 of $0.20 per ordinary share. This was paid to shareholders whose names appeared on the share register at the close of business on September 30, 2012. A total of $2.0 million was paid on October 25, 2012.

10. Post Balance Sheet Events

On October 9, 2012, the Group completed an IPO on the New York Stock Exchange. The IPO is a non-adjusting Post Balance Sheet Event for these interim consolidated financial statements, and therefore the Board has prepared pro forma consolidated balance sheet information to illustrate the effects of the IPO had the transaction occurred on September 30, 2012.

The pro forma adjustments illustrate the financial and accounting impact of the following elements of the IPO:
•	The issue of 3.5 million new £1 ordinary shares and the proceeds of the offering, net of underwriting discounts.
•	The expenses associated with the issuance of new equity.
•	The repayment of the outstanding term loan.

		Issue of new	Expenses	Repayment of	Pro forma
	Balance sheet	£1 ordinary share	of the offering	term loan	balance sheet
	September 30,	capital			September 30,
	2012	(Note i)	(Note ii)	(Note iii)	2012
	$M	$M	$M	$M	$M
Total assets	369.1	65.1	(4.4)	(47.2)	382.6

Ordinary share capital	19.6	-	-	-	19.6
New ordinary share capital	-	5.6	-	-	5.6
Share premium account	-	59.5	(4.4)	-	55.1
Deferred share capital	150.9	-	-	-	150.9
Retained earnings	285.2	-	-	-	285.2
Own shares held by ESOP	(0.6)	-	-	-	(0.6)
Hedging reserve	0.6	-	-	-	0.6
Translation reserve	(29.7)	-	-	-	(29.7)
Merger reserve	(333.8)	-	-	-	(333.8)
Total equity	92.2	65.1	(4.4)	-	152.9

Non-current liabilities
Bank and other loans	106.1	-	-	(44.0)	62.1
Retirement benefits	80.4	-	-	-	80.4
Provisions	2.8	-	-	-	2.8
	189.3	-	-	(44.0)	145.3

Current liabilities
Bank and other loans	3.2	-	-	(3.2)	-
Trade and other payables	79.0	-	-	-	79.0
Current income tax liabilities	3.0	-	-	-	3.0
Provisions	2.4	-	-	-	2.4
	87.6	-	-	(3.2)	84.4

Total Liabilities	276.9	-	-	(47.2)	229.7
Total equity and liabilities	369.1	65.1	(4.4)	(47.2)	382.6

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALITY 23

10. Post Balance Sheet Events (continued)

Notes on the pro forma adjustments and assumptions made:
(i)
Issue of new £1 ordinary share capital – It is assumed 3.5 million new ordinary shares have been issued at a price of $20.00 dollars per £1 ordinary share ($10.00 per ADS). The proceeds of the offering are assumed net of underwriting discounts at $18.60 per £1 ordinary share ($9.30 per ADS). The nominal value of each new £1 ordinary share has been translated at an assumed rate of $1.60:£1.

(ii)
Expenses of the offering – It is assumed that the expenses directly related to the issuance of new equity are $4.4 million in total. As at 30 September 2012, expenditure of $0.2 million had been invoiced and paid.  If any expenses are deemed to not directly relate to the primary issuance of new equity, but do relate to the overall IPO transaction, then they would be charged to the income statement as a separate exceptional item.

(iii)	Repayment of term loan – It is assumed that the gross outstanding balance on the term loan as at September 30, 2012, of $47.2 million is paid in full.

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALITY 24

11. Acquisition of business

In September 2012, Luxfer Group acquired Dynetek Industries Limited (“Dynetek”), a Canadian business that designs and manufactures high-pressure aluminum and carbon fiber gas cylinders and systems for compressed natural gas and low-emission vehicles. The gross consideration for the business was $11.7 million, where under the plan of arrangement $6.6 million was paid to the debt holders and $5.1 million was paid to the shareholders. $0.7 million of cash was acquired in the transaction. An additional $0.8 million of acquisition costs were incurred and due for payment in the fourth quarter of 2012. The initial assessment of the fair value of the net assets of the business acquired amounts to $12.8 million, resulting in a negative goodwill credit on acquisition of $1.1 million. The fair value of the net assets is subject to the finalization of the fair value assessment of the inventories and the property, plant and equipment, and any potential value to be allocated to intangible assets, which is expected to be completed by the end of 2012.

	Book value prior	Revaluation	Adjustment to	Fair value
	to acquisition	of fixed assets	net realizable
	2012		value	2012
	$M	$M	$M	$M
Property, plant and equipment	2.6	5.5	-	8.1
Intangible assets	0.1	(0.1)	-	-
Cash and short term deposits	0.7	-	-	0.7
Inventories	6.3	-	(0.8)	5.5
Trade and other receivables	6.5	-	-	6.5
Total assets	16.2	5.4	(0.8)	20.8
Trade and other payables	8.0	-	-	8.0
Total liabilities	8.0	-	-	8.0
Net assets acquired	8.2	5.4	(0.8)	12.8

2012
$M
Consideration:
Amounts paid	11.7
Cash acquired	(0.7)
Total consideration (net)	11.0

Due to the distressed financial position of Dynetek Industries, its net assets had been subject to impairment in its own interim report for June 30, 2012, and our own initial fair value exercise re-assessed those asset values, based on the business being a going concern and applying Luxfer accounting policies.

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALITY 25

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luxfer Holdings PLC
(Registrant)

Date: November 13, 2012
By: /s/ Andy Beaden
Andy Beaden
Authorized Signatory for and on behalf of Luxfer Holdings PLC